SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

         (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

         For the fiscal year ended December 31, 2002.

                                       Or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______________ to ____________________.

         Commission file number:  1-13908

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           AMVESCAP 401(k) Plan
                           1315 Peachtree Street, N.E.
                           Atlanta, Georgia  30309

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           AMVESCAP PLC
                           11 Devonshire Square
                           London EC2M 4YR

                              AMVESCAP 401(K) PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2002 AND 2001

                                      INDEX

                                                                                           Page
                                                                                           ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                     2

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits as of December 31, 2002
         and 2001                                                                            4

         Statement of Changes in Net Assets Available for Benefits for the Year              5
         Ended December 31, 2002

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                                                   6

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I:  Schedule H, Line 4i--Assets (Held at End of Year) --                   12
         December 31, 2002



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


Plan Administrator
AMVESCAP 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the AMVESCAP 401(k) Plan as of December 31, 2001 were audited by other auditors who have ceased operations and whose report dated May 17, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ Ernst & Young LLP

May 23, 2003
Atlanta, Georgia

 [This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's annual report on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by ArthurAndersen
 LLP in connection with this annual report on Form 11-K. See Exhibit 23.2 for further discussion.]

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the AMVESCAP 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the AMVESCAP 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of assets (held at end of year) has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Atlanta, Georgia
May 17, 2002

                              AMVESCAP 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001

                                                                                 December 31
                                                                         2002                  2001
                                                                 -------------------------------------------
Investments, at fair value
     Cash equivalents                                              $        174,315      $        136,449
     AMVESCAP PLC ordinary shares                                         1,949,019             2,400,706
     Non-employer common stock                                              280,796               467,797
     Mutual funds                                                       111,613,761           138,301,667
     Collective trusts                                                   19,465,770            14,503,977
     Participant loans                                                    5,483,056             5,616,213
Investments, at contract value
     Collective trust                                                    25,810,009            19,177,817
                                                                 -------------------------------------------
Total investments                                                       164,776,726           180,604,626

Receivables:
   Employer contributions                                                 1,276,757               918,181
   Investment income                                                             91                   245
   Due from brokers for sales of securities                                  21,981                28,529
                                                                 -------------------------------------------
Total receivables                                                         1,298,829               946,955

Payables:
   Due to brokers for purchases of securities                                     -                (3,207)
   Refunds payable to participants                                                -              (226,378)
                                                                 -------------------------------------------
Total payables                                                                    -              (229,585)
                                                                 -------------------------------------------
Net assets available for benefits                                      $166,075,555          $181,321,996
                                                                 ===========================================



        The accompanying notes are an integral part of these statements.

                              AMVESCAP 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002


Additions:
   Contributions:
       Employer                                                                              $   13,639,167
       Participant                                                                               23,362,421
       Rollovers from qualified plans                                                             2,533,488
                                                                                         ----------------------
   Total Contributions                                                                           39,535,076

   Interest and dividends                                                                         1,921,319

   Transfers from merged plans                                                                      992,788
                                                                                         ----------------------
Total Additions                                                                                  42,449,183

Deductions:
   Benefits paid to participants                                                                (13,020,607)
   Net depreciation in fair value of investments                                                (44,675,017)
                                                                                         ----------------------
Total Deductions                                                                                (57,695,624)

Net Decrease                                                                                    (15,246,441)

Net assets available for benefits:
   Beginning of year                                                                            181,321,996
                                                                                         ----------------------
   End of year                                                                           $      166,075,555
                                                                                         ======================




         The accompanying notes are an integral part of this statement.

                              AMVESCAP 401(k) PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2002 AND 2001


1. Plan Description

The following description of the AMVESCAP 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document and summary plan description.

General

The Plan, established effective January 1, 2000, is a defined contribution plan for the benefit of qualifying employees of AVZ, Inc. (the "Plan Administrator" and the "Plan Sponsor") A I M Management Group Inc. ("AIM"); AMVESCAP Group Services, Inc.; INVESCO Funds Group, Inc. ("IFG"); AMVESCAP Retirement, Inc. ("ARI") formerly INVESCO Retirement, Inc.; INVESCO Institutional (N.A.), Inc.; and Atlantic Trust Group, Inc. (collectively, the "Employers") and their beneficiaries to provide for retirement, death, and disability benefits. The ultimate parent company of the Employers is AMVESCAP PLC.

Full-time or part-time salaried or hourly employees of the Employers are generally eligible to participate in the Plan on the first day of the month following employment if hired between the first and fifteenth of the previous month or the first day of the month after completing 28 days of service if hired after the fifteenth of a month, provided they are permanent employees, as defined. Nonresident aliens, collective bargaining unit employees, leased employees, and independent contractors are generally excluded from participating in the Plan.

Plan Administration

The Plan is administered by the Plan Administrator. AMVESCAP National Trust Company ("ANTC") is the Plan's trustee and asset custodian, except for the ordinary shares of AMVESCAP PLC and grandfathered assets held in participant-directed brokerage accounts, which are in the custody of State Street Bank. ANTC is a wholly owned subsidiary of ARI. ARI provides record-keeping services for the Plan.

Contributions

Employees are permitted to make pretax elective deferrals of 1% to 15% of compensation, as defined, subject to certain limitations under the Internal Revenue Code.

The Employers are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50% of the next 2% of compensation contributed by the participant. The Employers may also elect to make a discretionary profit-sharing contribution to the Plan. Any discretionary profit-sharing contributions are allocated based on relative compensation to all eligible employees employed on the last day of the Plan year as well as those who separate from service during the plan year due to death, disability, or retirement at age 59 1/2.

The Plan also accepts rollovers of distributions from other tax-qualified plans.

Participant Accounts

The Plan is a defined contribution plan under which separate accounts are maintained for each participant. Each participant's account is credited with his/her elective deferrals, rollover contributions, employer matching contributions, and allocations of employer profit-sharing contributions, investment income and investment gains (losses). Investment gains (losses) are valued and allocated to participants' daily based on their relative account balances in each investment option.

Vesting

Eligible participants are 100% vested in all contributions to the Plan.

Benefits

Benefits may be paid to a participant upon attainment of normal retirement age (59 1/2) death, disability, or termination of employment. The normal form of benefit is a lump-sum distribution. A participant may also elect to receive installment payments. Distributions may be made by payment of a lump sum or may be deferred by the participant if the accrued account balance exceeds $5,000. Distribution amounts are determined based of the market value of the participant's account as of the date ARI processes the distribution.

Any portion of a participant's account which is held in AMVESCAP PLC ordinary shares may be distributed in-kind at the election of the participant, with a minimum of 100 shares required to make this election.

In-service withdrawals of amounts in a participant's rollover account or after-tax account (from prior plans) are permitted upon reaching age 59 1/2.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000, less certain amounts for loans outstanding during the prior year. For purposes of determining the maximum amount a participant may borrow, the outstanding principal balance of loans under any other plan of the employer is also considered. A participant may have only one outstanding loan at a time from the Plan or the AMVESCAP Money Purchase Plan. A participant generally has up to five years to repay the principal and interest, unless the loan is for the purchase of a residence, in which case the repayment period is up to ten years. Loans are made for a minimum of $500, and loan processing fees are charged directly to the participant's account.

Interest rates on loans to participants are determined at the time the loan is made based on market rates, as determined by the Plan Administrator.

Transferred Assets

In 1998, the Plan Sponsor acquired GT Global. The GT Global 401(k) Plan terminated on July 22, 2002. Participants actively employed by AVZ, Inc. on that date were not eligible for a distribution. These participants' balances were liquidated and transferred into the Plan. The funds were invested based on the participants' elections on file.

2. Investment Options

The Plan offers participants investment options that include mutual funds and collective trusts managed by ANTC, AIM, and IFG. Participants may also direct the contributions to their accounts into the AMVESCAP Stock Fund that is primarily invested in AMVESCAP PLC ordinary shares. No more than 10% of a participant's total account can be invested in this stock fund. Under London Stock Exchange rules governing insider trading, "close periods" are designated at the close of each calendar quarter during which purchases and sales in the stock fund are restricted.

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the Plan Administrator. Participants make their investment elections in 1% increments with changes and transfers allowed on a daily basis.

3. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to use estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. However, in the opinion of the Plan Administrator, such differences would not be significant.

The Plan provides for investment in securities, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation

Investments in securities traded on security exchanges are valued at the quoted market price on the last business day of the plan year. Loans to participants are carried at the amounts outstanding, which approximate their estimated fair values.

Investments in units of collective trust funds are valued at the net unit value of the respective collective trust funds as calculated each day. Investments in shares of investment companies (mutual funds) are valued at the respective net asset values as reported by such investment companies.

Guaranteed investment contracts and synthetic investment contracts included in the INVESCO Stable Value Trust Fund are fully benefit-responsive and are valued at their fair value as determined by ANTC, which is generally deemed to be accrued at book value (cost plus accrued income). There are no reserves against contract values for credit risk of contract issues or otherwise. The contract value approximates fair value at December 31, 2002 and 2001 at $25,810,009 and $19,177,817, respectively. The average yield was approximately 4.8% in 2002 and 6.1% in 2001. The credit interest rate is reset quarterly with the exception of floating rate guaranteed investment contracts which are reset monthly. The crediting interest rate for 2002 and 2001 was 5.4% and 6.5%, respectively.

Income Recognition

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Net Depreciation in Fair Value of Investments

Realized gains (losses) from the sales of investments and changes in unrealized appreciation (depreciation) are aggregated and reported in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Employers. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Employers. Investment management fees of $85,691 have been paid to INVESCO IRT by the Plan and are netted against investment income during the year ended December 31, 2002.

4. Investments

The fair market values of individual assets that represent 5% or more of the Plan's assets as of December 31 are as follows:

2002
INVESCO Stable Value Trust Fund                 $ 25,810,009
AIM Basic Value Fund, Class A                     13,511,507
AIM Small Cap Growth Fund, Class A                13,164,104
AIM International Growth Fund, Class A            10,075,903
AIM Aggressive Growth Fund, Class A                9,770,905


2001
IRT Stable Value Fund                             19,177,817
AIM Small Cap Growth Fund, Class A                16,944,614
AIM Basic Value Fund, Class A                     14,287,127
AIM Aggressive Growth Fund, Class A               12,344,604
AIM Value Fund, Class A                           12,036,909
AIM International Equity Fund, Class A            11,541,548
AIM Constellation Fund, Class A                    9,661,566
INVESCO Dynamics Fund                              9,447,625

Net depreciation in the fair value of investments (including investments purchased and sold, as well as held during the year) for the year ended December 31, 2002 is as follows for each investment type:

AMVESCAP PLC ordinary shares                    $ (1,549,761)
Non-employer common stock                           (152,342)
Mutual funds                                     (40,856,544)
Collective trusts                                 (2,116,370)
                                              ---------------
Net depreciation in fair value of investments   $(44,675,017)
                                              ===============

5. Related-Party Transactions

A significant portion of the Plan's assets are invested in mutual and common funds managed by the Employers and their affiliates, ANTC, IFG, and AIM. Such funds are charged management fees by the Employers and their affiliates. As aforementioned in Note 3, $85,691 in investment management fees have been paid to INVESCO IRT.

At December 31, 2002, the Plan held 370,772 ordinary shares of AMVESCAP PLC which represents an ownership interest in AMVESCAP PLC of less than 1%.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 9,

2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Plan Termination

The Plan Administrator intends to continue the Plan. However, the Plan Administrator, through its board of directors or the board's designee, reserves the right to amend, modify, or terminate the Plan at any time subject to the provisions of ERISA. If the Plan is amended, the benefits already credited to participants under the Plan will not be reduced unless required by the Internal Revenue Service. Because the Plan is not a defined benefit pension plan under the Employee Retirement Income Security Act of 1974, the Plan's benefits are not insured by the Pension Benefit Guaranty Corporation.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               December 31, 2002
                                                               -----------------

Net assets available for benefits per the financial statements     $ 166,075,555
Amounts allocated to withdrawn participants                             (67,000)
                                                               -----------------
Net assets available for benefits per the Form 5500                $ 166,008,555
                                                               =================



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               December 31, 2002
                                                               -----------------

Benefits paid to participants per the financial statements          $ 13,020,607
Add: Amounts allocated on Form 5500 to withdrawn
      participants at December 31, 2002                                   67,000
                                                               -----------------
Benefits paid to participants per the Form 5500                     $ 13,087,607
                                                               =================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                   SCHEDULE I

                          EIN: 58-2287224 Plan No.: 010
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2002

                   Name of Issuer               Description of Investment                 Current Value
                   --------------               -------------------------                 -------------
        SSGA                                    Money Market Fund                          $    174,315
   *    AMVESCAP PLC                            Ordinary shares of common stock               1,949,019
   *    INVESCO Institutional Retirement Trust  Stable Value Trust Fund                      25,810,009
   *    INVESCO Institutional Retirement Trust  Market Neutral Equity Fund                    6,971,009
   *    INVESCO Institutional Retirement Trust  International Equity Trust Fund                 649,498
   *    INVESCO Institutional Retirement Trust  500 Index Trust Fund                          2,955,707
   *    INVESCO Institutional Retirement Trust  Core Multiple Attribute Equity Trust
                                                  Fund                                        1,334,093
   *    INVESCO Institutional Retirement Trust  Structured Small Cap Value Equity
                                                  Trust Fund                                  1,227,019
   *    INVESCO Institutional Retirement Trust  Core Fixed Income Trust Fund                  6,328,444
        Various non-Employer Stock              Various Public traded self-directed
                                                  investments                                   280,796
   *    INVESCO Funds Group, Inc.               Growth Fund                                   5,135,639
   *    INVESCO Funds Group, Inc.               Core Equity Fund                              2,695,047
   *    INVESCO Funds Group, Inc.               Dynamics Fund                                 6,015,076
   *    INVESCO Funds Group, Inc.               Growth & Income Fund                          4,684,132
   *    INVESCO Funds Group, Inc.               High Yield Fund                               1,883,172
   *    INVESCO Funds Group, Inc.               Telecommunications Fund                       2,548,461
   *    INVESCO Funds Group, Inc.               Total Return Fund                             1,827,720
   *    INVESCO Funds Group, Inc.               Technology II Fund                            4,498,631
   *    INVESCO Funds Group, Inc.               Financial Services Fund                       2,323,493
   *    INVESCO Funds Group, Inc.               Small Company Growth Fund                     1,603,640
   *    INVESCO Funds Group, Inc.               Balanced Fund                                 2,987,485
   *    AIM Advisors, Inc.                      Small Cap Growth Fund                         1,586,207
   *    AIM Advisors, Inc.                      Constellation Fund, Class A                   7,256,378
   *    AIM Advisors, Inc.                      Aggressive Growth Fund, Class A               9,770,905
   *    AIM Advisors, Inc.                      Premier Equity Fund, Class A                  8,012,697
   *    AIM Advisors, Inc.                      Weingarten Fund, Class A                      4,427,222
   *    AIM Advisors, Inc.                      International Growth Fund, Class A           10,075,903
   *    AIM Advisors, Inc.                      Small Cap Growth Fund, Class A               13,164,104
   *    AIM Advisors, Inc.                      Basic Value Fund, Class A                    13,511,507
   *    AIM Advisors, Inc.                      Mid Cap Core Equity Fund                      3,432,113
   *    AIM Advisors, Inc.                      Global Health Care Fund, Class A              4,155,070
        Artisan Partners LP                     International Fund                                8,635
        Pacific Financial Research              Clipper Fund                                      3,564
        Hennessy Advisors, Inc.                 Cornerstone Growth Fund                           3,374
        Royce & Associates LLC                  Special Equity Fund                               3,586
   *    Participant loans                       Promissory notes, with interest
                                                   ranging from 5.75% to 10.50% and
                                                   varying maturities                         5,483,056
                                                                                        ---------------
                                                                                           $164,776,726
                                                                                        ===============

   * Indicates a party-in-interest to the Plan.

              The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    AMVESCAP 401(k) Plan

                                    By:      AVZ Inc.
                                             Plan Administrator

Date:    June 19, 2003              By:      /s/  Robert F. McCullough
                                             ---------------------------------
                                    Name:    Robert F. McCullough
                                    Title:   Vice President and Chief Financial
                                             Officer

                                  EXHIBIT INDEX

Exhibit 23.1      Consent of Ernst & Young LLP

Exhibit 23.2      Notice regarding consent of Arthur Andersen LLP